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                              June 9, 2023

       Dennis Tam
       Chief Executive Officer
       VinFast Auto Pte. Ltd.
       Dinh Vu     Cat Hai Economic Zone
       Cat Hai Islands, Cat Hai Town, Cat Hai District
       Hai Phong City, Vietnam

                                                        Re: VinFast Auto Pte.
Ltd.
                                                            Draft Registration
Statement on Form F-4
                                                            Submitted May 15,
2023
                                                            CIK No. 0001913510

       Dear Dennis Tam:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-4, filed May 15, 2023

       Industry and Market Data, page iii

   1. We note your disclosure that you obtained some of the market and industry data included in the registration
statement from various third-party sources and that you have not independently verified
the accuracy or completeness of the information. This statement appears to imply a
disclaimer of responsibility for this information in the registration statement. Please
either revise this section to remove such implication or specifically state that you are liable for
all information in the registration statement.
 Dennis Tam
FirstName  LastNameDennis Tam
VinFast Auto  Pte. Ltd.
Comapany
June 9, 2023NameVinFast Auto Pte. Ltd.
June 9,
Page 2 2023 Page 2
FirstName LastName
Summary, page 1

2. Please revise this section to describe the expected sources and use of funds in connection with the business combination.
Anticipated Accounting Treatment, page 14

3.       You disclosed that the exchange of BSAQ Ordinary Shares held by Black
Spade
         Shareholders for VinFast ordinary shares will be accounted for as a recapitalization in accordance with U.S. GAAP. Please revise your disclosure here and on page 107 to (i)
         briefly explain how you determined that the transaction should be accounted for as a recapitalization, (ii) to identify the accounting acquirer and acquiree and the factors you considered in determining each, and (iii) to describe the accounting that results from a recapitalization (i.e., no goodwill or other intangible assets recorded). Please also describe how you will record the transfer of assets regarding the merger of BSAQ with the wholly owned subsidiary of VinFast.
Historical Selected Consolidated Financial Data of VinFast, page 20

4. Please revise the title to the columns of the Consolidated Balance Sheet Data table to correctly identify the second column as data as of December 31, 2022. Risk Factors, page 23

5. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
6. We note your disclosure that you rely on critical suppliers for the materials necessary for your operations. If material, please revise to disclose any disruptions you have experienced due to such reliance.
7. We note your disclosure on page 299 regarding an exclusive forum provision. Please revise to disclosure whether your forum selection provision applies to actions arising under the Securities Act. If so, please include risk factor disclosure stating that there is uncertainty as to whether a court would enforce such provisions and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act, please also ensure that the exclusive forum provision any governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act.
 Dennis Tam
FirstName  LastNameDennis Tam
VinFast Auto  Pte. Ltd.
Comapany
June 9, 2023NameVinFast Auto Pte. Ltd.
June 9,
Page 3 2023 Page 3
FirstName LastName
8. Please continue to update the risk factor on pages 29-30 with any information regarding current recalls. For instance, we note the VF 8 City Edition was voluntarily recalled in
         May 2023.
Purchases of BSAQ Ordinary Shares, page 91

9. We note your disclosure that the Sponsor may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination
         Proposal or to provide them with an incentive to acquire such shares, or purchase shares from those who indicate an intention to redeem. Please provide your analysis on how such purchases would comply with Rule 14e-5.
Background of the Business Combination, page 94

10. Please clarify the basis for the valuation of $23 billion. Please revise to disclose all material factors that the Black Spade board relied upon in agreeing to the current valuation.
VinFast's Business, page 154

11. We note that you are "exploring potential partnerships with distribution agents, dealers and service partners." If you enter into any partnerships, please disclose in future filings the material terms to those agreements, including the duration of the underlying agreements and the respective rights and obligations of each party. To the extent the agreements are material, please file the agreements as exhibits to the registration statement.
VinFast's Management's Discussion and Analysis of Financial Condition and Results of
Operation, page 212

12. Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.
Unaudited Pro Forma Condensed Combined Financial Information
General , page 241

13. We note your disclosure of earnout shares issuable to Vinfast shareholders, management and employees post-closing throughout the filing. Please address the following:

                Expand your disclosures here and elsewhere to more fully describe how you will
 Dennis Tam
VinFast Auto Pte. Ltd.
June 9, 2023
Page 4
              account for these earnout shares, including any material assumptions and estimates you will use in your accounting.
                Provide an estimate of the range of outcomes (undiscounted) or, if a range cannot be estimated, disclose that fact and explain why, consistent with Rule 11-02(a)(11)(ii) of
              Regulation S-X.
                Tell us what consideration you gave to including the impact of these earnouts in your pro forma financial information.
                Explain to us how you considered the guidance in ASC 718 or ASC 815-40 in determining your accounting.
Ownership, page 243

14. Revise your disclosures here and throughout the filing to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, mid-point and maximum redemption levels.

Management of VinFast Following the Business Combination, page 253

15. With respect to each person who will serve as a director or an executive officer of the
         Combined Company, please revise to provide the compensation information required by
         Item 402 of Regulation S-K.
16. Please describe the business experience of each director and officer during the past five years. Refer to Item 401(e)(1) of Regulation S-K.
Exhibits

17. We note you filed a "Form of Employment Agreement" as Exhibit 10.27. Please either file
FirstName LastNameDennis Tam
       each individual employment agreement you have with your employees, rather than the
Comapany
       FormNameVinFast   Auto
             of Employment     Pte. Ltd. or expand the discussion on page 259
to add
                             Agreement,
June 9,descriptions
        2023 Page 4of each of the employment agreements.
FirstName LastName
 Dennis Tam
FirstName  LastNameDennis Tam
VinFast Auto  Pte. Ltd.
Comapany
June 9, 2023NameVinFast Auto Pte. Ltd.
June 9,
Page 5 2023 Page 5
FirstName LastName
General

18. Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of Russia's invasion of Ukraine. For example, discuss whether you have or expect to:
             Suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, of equipment; inventory shortages; closed factories or stores;
              reduced headcount; or delayed projects;
             Experience labor shortages that impact your business;
             Experience cybersecurity attacks in your supply chain;
             Experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials (e.g., nickel, palladium, neon, cobalt, iron, platinum or other raw material sourced from Russia, Belarus, or Ukraine or lithium, nickel, manganese, beryllium, copper, gold or other raw material sourced from Western
              China);
             Experience surges or declines in consumer demand for which you are unable to adequately adjust your supply; or
             Be unable to supply products due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries.
         Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.
19. Please tell us whether the sponsor will receive additional securities pursuant to an anti-
         dilution adjustment based on the company's additional financing activities. Please quantify the number and value of securities the sponsor will receive. In addition, disclose the ownership percentages in the company before and after the additional financing to highlight dilution to public stockholders.
20. Please disclose the sponsor and its affiliates' total potential ownership interest in the combined company, assuming exercise and conversion of all securities.
21. Please revise the conflicts of interest discussion so that it highlights all material interests in the transaction held by the sponsor and the company's officers and directors. This could include fiduciary or contractual obligations to other entities as well as nay interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.
22. Please expand your disclosure regarding the sponsor's ownership interest in the target company. Disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.
23. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemptions levels.
 Dennis Tam
FirstName  LastNameDennis Tam
VinFast Auto  Pte. Ltd.
Comapany
June 9, 2023NameVinFast Auto Pte. Ltd.
June 9,
Page 6 2023 Page 6
FirstName LastName
24. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.
25. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
26. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
27. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
28. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on
         Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
29. We understand that CitiGroup Global Markets ("CitiGroup"), the lead underwriter in your
         SPAC IPO, has waived a portion of the deferred underwriting commissions that would otherwise be due to it upon the closing of the business combination. Please disclose how this waiver was obtained, why the waiver was agreed to, and clarify the SPAC's current relationship with CitiGroup. Revise your pro forma financial information and relevant disclosure referring to the payment of deferred underwriting commissions.
30. Please describe what relationship existed between CitiGroup and Black Spade Acquisition after the close of the IPO, including any financial or merger-related advisory services conducted by CitiGroup. For example, clarify whether CitiGroup had any role in the identification or evaluation of business combination targets.
 Dennis Tam
VinFast Auto Pte. Ltd.
June 9, 2023
Page 7
31. Please tell us whether you are aware of any disagreements with CitiGroup regarding the disclosure in your registration statement. Further, please add risk factor disclosure that clarifies that CitiGroup was to be compensated, in part, on a deferred basis for its underwriting services in connection with the SPAC IPO and such services have already been rendered, yet CitiGroup is waiving such fees and disclaiming responsibility for the
         Form F-4 registration statement. Clarify the unusual nature of such a fee waiver and the impact of it on the evaluation of the business combination.
32. Disclose whether CitiGroup provided you with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons why CitiGroup was waiving deferred fees, despite already completing their services, please indicate so in your registration statement. Further, revise the risk factor disclosure to explicitly clarify that CitiGroup has performed all their obligations to obtain the fee and therefore is gratuitously waiving the right to be compensated.
33. Please disclose any fees paid or due to JonesTrading in connection with its role as a financial advisor to Black Spade and any fees paid to J.S. Held LLC for its role as investigative researcher to Black Spade.
       You may contact Ernest Greene at 202-551-3733 or Martin James at 202-551-3671 if you
have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNameDennis Tam                                    Sincerely,
Comapany NameVinFast Auto Pte. Ltd.
                                                                Division of
Corporation Finance
June 9, 2023 Page 7                                             Office of
Manufacturing
FirstName LastName